UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)

P.F. CHANG’S CHINA BISTRO, INC.

(Name of Subject Company)

P.F. CHANG’S CHINA BISTRO, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

69333Y108

(CUSIP Number of Class of Securities)

Richard L. Federico

Chief Executive Officer

P.F. Chang’s China Bistro, Inc.

7676 East Pinnacle Peak Road

Scottsdale, Arizona 85255

(480) 888-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Cameron Jay Rains, Esq.

Jeffrey C. Thacker, Esq.

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121

(858) 677-1400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 12 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by P.F. Chang’s China Bistro, Inc., a Delaware corporation (the “Company”), on May 15, 2012, and amended on May 17, 2012, May 21, 2012, May 22, 2012, May 24, 2012, May 25, 2012, June 1, 2012, June 4, 2012, June 8, 2012, June 18, 2012, June 20, 2012 and June 22, 2012. The Statement relates to the cash tender offer by Wok Acquisition Corp., a Delaware corporation (the “Purchaser”), and an indirect wholly-owned subsidiary of Wok Parent LLC, a Delaware limited liability company (“Parent”), which is controlled by Centerbridge Capital Partners II, L.P., a Delaware limited partnership (“Centerbridge”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $51.50 per share, net to the holder in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Centerbridge and certain of its affiliates, including Purchaser and Parent, with the SEC on May 15, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8.	ADDITIONAL INFORMATION

Item 8, “Additional Information” is hereby amended and supplemented by adding following paragraph thereto:

“On June 29, 2012, the Purchaser extended the expiration of the Offer until 5:00 p.m., New York City time, today, June 29, 2012, unless further extended. The Offer, which was previously scheduled to expire at 12:00 midnight, New York City time, at the end of June 28, 2012, was extended solely in order to allow transactions in shares tendered pursuant to notices of guaranteed delivery to settle and as a result, the satisfaction of the minimum tender condition. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(Y).”

ITEM 9.	EXHIBITS

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(5)(Y)	Joint Press Release issued by P.F. Chang’s China Bistro, Inc. and Centerbridge Partners, L.P. on June 29, 2012 (incorporated by reference to Exhibit (a)(5)(P) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

P.F. CHANG’S CHINA BISTRO, INC.

By:	/s/ Richard L. Federico
Name:	Richard L. Federico
Title:	Chairman and Chief Executive Officer

Dated: June 29, 2012